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                                                              Exhibit 8.1

                          O'MELVENY & MYERS L.L.P.
                           400 SOUTH HOPE STREET
                     LOS ANGELES, CALIFORNIA 90071-2699

                          TELEPHONE  (213) 669-8000
               TELEX  674122       FACSIMILE  (213) 669-8407

                                 September 19th 1997

WRITER'S DIRECT DIAL NUMBER                                   OUR FILE NUMBER
(213) 669-6467                                                533,521-001
                                                              794945.V1



Mailboxes Etc.
6060 Cornerstone Court West
San Diego, CA  92121-3795

           Re:  Proposed Merger of Santa Fe Acquisition Corp.
                with and into Mailboxes Etc.
                --------------------------------------------

Dear Sir or Madam:

           You have requested our opinion concerning certain of the Federal income tax consequences of the proposed statutory merger (the "Merger") of Santa Fe Acquisition Corp. ("Acquisition Subsidiary"), a California corporation and wholly owned subsidiary of U.S. Office Products Company, a Delaware corporation ("USOP"), with and into Mailboxes Etc., a California corporation ("MBE").

           In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Agreement and Plan of Merger, dated as of May 22, 1997 (the "Agreement"), and with your consent have relied (without any independent investigation on our part) on the representations contained in the certificates of MBE, USOP, Anthony W. DeSio, Michael Dooling and United Parcel Service of America, Inc., each delivered in connection with this opinion.

           Pursuant to the Agreement and for good and persuasive business reasons, Acquisition Subsidiary at the effective time of the Merger, will be merged, in accordance with applicable state law, with and into MBE, which will continue as the



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surviving corporation. As a result of the Merger, (i) Acquisition
Subsidiary's separate corporate existence will ease, and MBE will hold substantially all of MBE's assets and business, and substantially all of the assets of Acquisition Subsidiary; (ii) each share of MBE Common Stock will be converted, pursuant to the formula set forth in the Agreement, into a fraction of a share of USOP Common Stock; and (iii) MBE will become a wholly owned subsidiary of USOP. No fractional interests will be issued to MBE stockholders; instead, cash will be paid in lieu of such fractional interests based on the value of USOP Common Stock as determined pursuant to the Agreement.

           Based upon the aforementioned facts and representations, and our review and analysis of the current state of the law, it is our opinion that if the Agreement is carried out in accordance with its terms:

           1. The Merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and USOP, MBE and Acquisition Subsidiary will each be a party to the reorganization within the meaning of section 368(b) of the Code;

           2. No gain or loss will be recognized by the holders of shares of MBE Common Stock ("Shares") upon the receipt of shares of USOP Common Stock in exchange for such Shares, except that a stockholder who receives cash in lieu of a fractional share interest in USOP Common Stock will recognize gain or loss equal to the difference between such cash and the basis allocated to the fractional shares interest;

           3. The basis of the shares of USOP Common Stock received by a holder of Shares (including any fractional shares interest treated as received) will be the same as the basis of the Shares exchanged therefor; and

           4. The holding period of the shares of USOP Common Stock received by a holder of Shares (including any fractional shares interest treated as received) will include the holding period of the Shares exchanged therefor, provided the Shares were held as a capital asset at the effective time of the Merger.

           The opinion is based on current authorities and upon facts and assumptions as of this date. It is subject to change in the event of a change in the applicable law or a change in the interpretation of such law by the courts of by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes


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may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly no assurance can be given that the positions set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

           We consent to the filing of this opinion as an exhibit to the Registration Statement of USOP, on Form S-4, to be filed with the Securities Exchange Commission, and to the use of our name under the caption "Certain Federal Income Tax Consequences" in the joint proxy statement/prospectus. This opinion is furnished by us as counsel for MBE pursuant to Section 6.1(g) of the Agreement.

                                            Respectfully submitted,

                                            O'MELVENY & MEYERS LLP